UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Fluidigm Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

34385P108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,810
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

162,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,810
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

162,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 34385P108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,570
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		188,280
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,570
	10	SHARED DISPOSITIVE POWER

200,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 34385P108

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the “Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 162,810 Shares beneficially owned directly by LCS is approximately $996,332, including brokerage commissions. The aggregate purchase price of the 12,570 directly beneficially owned directly by John A. Levin is approximately $80,464, including brokerage commissions.

The Shares purchased by Bi-Directional were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 95,606 Shares owned directly by Bi-Directional is approximately $581,206, including brokerage commissions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 68,989,239 Shares outstanding as of March 13, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form S-3ASR filed with the Securities and Exchange Commission on March 18, 2019.

A. LCS

(a)As of the close of business on March 31, 2019, LCS beneficially owned 162,810 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 162,810
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 162,810

(c)The transactions in the Shares by LCS on behalf of separately managed accounts, including Transamerica, since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)As the General Partner of LCS, LCS GP is deemed to beneficially own the 162,810 Shares beneficially owned by LCS.

Percentage: Less than 1.0%

7

CUSIP No. 34385P108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 162,810
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 162,810

(c)LCS GP has not undertaken any transactions in the Shares since the filing of Amendment No. 7. The transactions in the Shares by LCS since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

C. Bi-Directional

(a)As of the close of business on March 31, 2019, Bi-Directional beneficially owned 95,606 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)Bi-Directional has not undertaken any transactions in the Shares since the filing of Amendment No. 7.

D. LCSL

(a)As the general partner of Bi-Directional, LCSL is deemed to beneficially own the 95,606 Shares beneficially owned by Bi-Directional.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)LCSL has not undertaken any transactions in the Shares since the filing of Amendment No. 7.

E. John Levin

(a)As the Chief Executive Officer of LCS and the Managing Member of each of LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 200,850 Shares beneficially owned by LCS and his immediate family where Mr. Levin has dispositive powers.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 12,570
2. Shared power to vote or direct vote: 188,280
3. Sole power to dispose or direct the disposition: 12,570
4. Shared power to dispose or direct the disposition: 200,850

8

CUSIP No. 34385P108

(c)Mr. Levin has not entered into any transactions since the filing of Amendment No. 7. The transactions in the Shares by LCS since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 67,204 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 67,204 Shares.

(e)On March 29, 2019, LCS sold its long-only institutional business, which controlled 12,432,276 Shares of the Issuer, to an unaffiliated entity, Levin Easterly Partners LLC. As a result, the Reporting Persons no longer have voting and dispositive power with respect to those Shares. As of March 29, 2019, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

9

CUSIP No. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2019

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ John A. Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Disequilibrium Fund, L.P.

By:	Levin Capital Strategies, L.P., the investment manager

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

10

CUSIP No. 34385P108

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 7

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
March 29, 2019	IA Assignment*	9,964,738	--	Levin Capital Strategies, L.P.
March 31, 2019	IA Assignment *	2,304,728	--	Levin Capital Strategies, L.P.

* Represents an assignment to Levin Easterly Partners LLC.